DogInn Inc.
1380 Lougar Ave.
Sarnia, Ontario N7S 5N7

May 18, 2011

UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
100 F Street, N.E., Mail Stop 4631
Washington, D.C. 20549

Attn: Ryan Houseal

Re:          DogInn Inc.
Registration Statement on Form S-1
Filed April 11, 2011
File No. 333-173438

Dear Mr. Houseal,

We are in receipt of your comment letter of May 6, 2011 and have filed an amendment to the S-1 which was originally filed April 11, 2011.

Facing Sheet

1.  Revised to SIC number 7389

2.  Revised

3.  Revised

Summary, page 3

4. Revised as per comment

Risk Factors

General

5.  Not applicable – the registrant does intend to register a class of securities under section 12 of the Securities Exchange Act. The disclosure has been revised

6.  Not applicable – the registrant does intend to register a class of securities under section 12 of the Securities Exchange Act. The disclosure has been revised

7.  Risk factor added

If we do not obtain additional financing, we will not be able to conduct our business operations to the extent that we become profitable, page 4

8.  Revised

“We cannot offer any assurance as to our future financial results. You may lose your entire investment …,” page 5

9.   Revised

“We anticipate our operating expenses will increase prior to our earning revenues. We may never achieve profitability…,”page 5

10.  Revised

Description of Business

The Market, page 12

11. Revised

12.  Revised

The Website, page 12

13.  Revised

Financial Statements, page 29

14. Updated Financials for March 31, 2011 included

Item 16. Exhibits, page 43

Exhibit 23.1

15. Revised

Item 17. Undertakings, page 43

16.  Revised

Signatures, page 45

17.  Revised

Yours truly,

/s/ Thomas Bartlett

Thomas Bartlett
President